5-81643

SEC MAIL PROCESSING RECEIVED MAR 15 2006 WASH. D.C. 192 SECTION

06028028

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB /A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Kinki Koka Kora Botoringu Kabushiki Kaisha
(Names of Subject Company)

Kinki Coca-Cola Bottling Co., Ltd.
(Translation of Subject Companies' Names into English (if applicable))

Japan
(Jurisdiction of Subject Companies' Incorporation or Organization)

Coca-Cola West Japan Company, Limited
(Names of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

PROCESSED MAR 21 2006 THOMSON FINANCIAL

Coca-Cola West Japan Company, Limited
Attn: Kenichiro Ichie, Corporate Planning
9-66, Hakozaki 7-chome
Higashi-ku, Fukuoka 812-8650
Japan
(phone number: 81-92-641-8588)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

TOKYO:31684.1

PAGE 1 OF 35 PAGES
EXHIBIT INDEX ON PAGE 2

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following document is attached as an exhibit to this Form:

Exhibit number	Description
1	English translation of a press release, dated February 22, 2006, of Coca-Cola West Japan Company, Limited and Kinki Coca-Cola Bottling Co., Ltd. announcing their business integration.[1]
2	English translation of the Notice, dated March 15, 2006, of the 47th Ordinary Meeting of Shareholders of Kinki Coca-Cola Bottling Co., Ltd.

P.4

(b) Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translation of the press release included as Exhibit 1 and in the English translation of the Notice of the 47th Ordinary Meeting of Shareholders of Kinki Coca-Cola Bottling Co., Ltd. included as Exhibit 2.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Coca-Cola West Japan Company, Limited has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on February 23, 2006.

[1] Previously furnished to the Commission as part of Form CB on February 23, 2006.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Coca-Cola West Japan Company, Limited

By: N Sueyoshi
Name: Norio Sueyoshi
Title: Representative Director
President and Chief Executive Officer

Date: March 15, 2006

TOKYO:31884.1

EXHIBIT 2

March 15, 2006

To Our Shareholders,

Masakazu Morito, President
Kinki Coca-Cola Bottling Company, Limited
7-9-31 Senrioka, Settsu City, Osaka

Notice of Convocation of

47th Ordinary General Meeting of Shareholders

Dear Shareholders:

We hereby notify you that the 47th Ordinary General Meeting of Shareholders of Kinki Coca-Cola Bottling Company, Limited will be held at the time and location set forth below.

If you are unable to attend the meeting, you may exercise your voting rights by proxy. After reviewing the enclosed reference materials, please indicate your approval or disapproval of the matters indicated on the enclosed form for exercising voting rights. After affixing your registered seal, return the completed form for receipt by no later than March 29, 2006.

1. Date: March 30, 2006 (Thursday) 10:00a.m.

2. Location: Kinki Coca-Cola Bottling Company, Limited Head Office
7-9-31 Senrioka, Settsu City, Osaka

3. Purpose of the Meeting

Reports Omitted

Resolutions

Proposal 1 Omitted

Proposal 2 Approval of Shares Exchange Agreement between Kinki Coca-Cola Bottling Co., Ltd., and Coca-Cola West Japan Co., Ltd.

Proposal 3 Omitted

Proposal 4 Omitted

Proposal 5 Omitted

Proposal 6 Omitted

Proposal 7 Omitted

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

Note: Attendees are asked to submit the forms for exercising their voting rights to the reception desk on the day of the meeting.
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

Reference Materials for Exercise of Voting Rights

1. **Total Number of Voting Rights Held by All The Shareholders 625,030**

2. **Proposals and Reference Materials**

Proposal 2: Approval of Shares Exchange Agreement between Kinki Coca-Cola Bottling Co., Ltd., and Coca-Cola West Japan Co., Ltd.

1. Reasons for Shares Exchange

In light of the drastic changes that have occurred in the soft drink market environment in recent years, including the diversification of consumer needs, change of distribution channels, and intensified sales competition, Kinki CCBC and CCWJ have each built firm positions as leading companies in their respective business territories.

In order to fully utilize the strengths of both companies and establish their competitive superiority toward leading the way in Japan's Coca-Cola business and continuing to achieve sustainable growth, the two companies reached a basic agreement and entered into a business alliance on December 21, 2005. Subsequently, the two companies reviewed the business comprehensively primarily focusing on the four projects to strengthen customer services, reinforce their supply chain systems, expand their operational systems, and raise consumer satisfaction levels.

As a result of deliberating the details of the projects, both companies agreed that the best approach would be to build a strong business foundation in an integrated manner, and decided at this time to establish a joint holding company and implement *keiei tougou* (merger/integration) through shares exchange.

We respectfully request the approval of all shareholders to this shares exchange.

2. Details of Shares Exchange Agreement

Shares Exchange Agreement (Copy)

Coca-Cola West Japan Company, Ltd. (hereinafter referred to as "CCWJ") and Kinki Coca-Cola Bottling Company, Ltd. (hereinafter referred to as "Kinki CCBC") do hereby enter into the following agreement (hereinafter referred to as "this Agreement") concerning the exchange of shares.

Article 1 (Shares Exchange)

1. On July 1, 2006, CCWJ shall perform the tasks of demerger (hereinafter referred to as the "CCWJ demerger") as set forth in Attachment 1, "Demerger Plan". Furthermore, on July 1, the trading name of CCWJ shall be changed to Coca-Cola West Holdings Company, Ltd. (hereinafter referred to as "CCWH"), and CCWJ and Kinki CCBC shall conduct an exchange of shares (hereinafter referred to

as the "Shares Exchange") as stipulated from Article 352 through Article 363 of the Commercial Code of Japan, all in an integrated manner.

2. As a result of the Shares Exchange, CCWJ (whose trade name will be changed to CCWH) on July 1, 2006) shall become the parent company of Kinki CCBC, and Kinki CCBC shall become the wholly-owned subsidiary of CCWJ.

Article 2 (Shares Exchange Date)

The date of the Shares Exchange shall be July 1, 2006. However, depending on the requirements related to the progress of shares exchange procedures or other reasons, this date may be changed based upon consultations between CCWJ and Kinki CCBC.

Article 3 (Amendments to Articles of Incorporation)

1. As a result of the Shares Exchange, Articles of Incorporation shall be amended as set forth in Attachment 2, "Amendments to Articles of Incorporation," and such amendments shall take effect on the date of the Shares Exchange.

Article 4 (Shares to be Issued and Their Allocation at Shares Exchange)

1. CCWJ, at the time of the Shares Exchange, shall issue 28,227,060 common shares, said shares to be allocated to those shareholders (including beneficial shareholders; hereinafter the same) included or recorded in the register of Kinki CCBC shareholders (including the register of beneficial shareholders; hereinafter the same) as of the close of business of Kinki CCBC on the day prior to the Shares Exchange date, with a share allocation ratio of .0451 common shares of CCWJ for every common share of Kinki CCBC held by said shareholders. There shall be no allocation related to Kinki CCBC shares that CCWJ already holds.
2. Calculation of dividends concerning shares issued by CCWJ to Kinki CCBC shareholders pursuant to the preceding paragraph shall commence from July 1, 2006.

Article 5 (Increases in Common Stock and Capital Reserve)

The increases in the amount of CCWJ common stock and capital reserve resulting from the Shares Exchange shall be set forth as follows:

(1) Common Stock

The amount of CCWJ common stock shall not be increased.

(2) Capital Reserve

The amount of capital reserve shall be calculated by multiplying the net assets held by Kinki CCBC on the Shares Exchange date by the percentage obtained by dividing the total number of shares issued by Kinki CCBC by the total number of shares transferred to CCWJ as a result of the Shares Exchange.

Article 6 (General Meeting of Shareholders for Approval of Shares Exchange)

1. CCWJ shall convene its Ordinary General Meeting of Shareholders on March 24, 2006, and at said

meeting shall seek resolutions in favor of the demerger plan for CCWJ Demerger, this Agreement and other items required for the Shares Exchange.

2. Kinki CCBC shall convene its Ordinary General Meeting of Shareholders on March 30, 2006, and at said meeting shall seek resolutions in favor of this Agreement and other items required for the Shares Exchange.

3. Procedures set forth in the preceding two paragraphs, depending on the requirements related to the progress of shares exchange procedures or other reasons, may be changed based upon consultations between CCWJ and Kinki CCBC.

Article 7 (Management of Assets of Companies)

CCWJ and Kinki CCBC, from the day of entering into this Agreement until the day prior to the Shares Exchange date as determined in this Agreement, shall perform their respective duties and control and manage their assets with the standard of care reasonably expected of prudent business managers and shall not without prior consultation between CCWJ and Kinki CCBC engage in any acts (excluding the CCWJ Demerger) that are likely to have a major influence on their assets or on any other rights or obligations.

Article 8 (Limit on Amount of Year-End and Interim Dividends)

1. CCWJ and Kinki CCBC may pay dividends, limited to the amounts set forth below, to their shareholders and registered pledgees included or recorded in the shareholders register as of the close of business on December 31, 2005, by obtaining resolutions at the General Meeting of Shareholders of CCWJ and Kinki CCBC referred to in Article 6.1 and Article 6.2 concerning said payments.
   (1) CCWJ may pay a dividend of ¥20 per common share up to ¥1,557,456,300 in a total amount.
   (2) Kinki CCBC may pay a dividend of ¥12 per common share up to ¥750,368,268 in a total amount.

2. CCWJ and Kinki CCBC may pay interim dividends, limited to the amounts set forth below, to their shareholders and registered pledgees included or recorded in the shareholders register as at the close of business on June 30, 2006 by obtaining resolutions at the Board of Directors meetings of CCWJ and Kinki CCBC concerning said payments.
   (1) CCWJ may pay a dividend of ¥20 per common share for a total amount of ¥1,657,973,080.
   (2) Kinki CCBC may pay a dividend of ¥12 per common share for a total amount of ¥751,092,588.

Article 9 (Appointment of New Officers at Shares Exchange)

At the time of the Shares Exchange, the persons newly appointed as directors and statutory auditors shall be as set forth below. Their date of appointment shall be the date of the Shares Exchange. At the General Meeting of Shareholders convened pursuant to Article 6.1, moreover, in addition to seeking a resolution in favor of this Agreement, CCWJ shall also seek resolutions in favor of the appointment of the directors and statutory auditors (including alternates) set forth below:

(a) Directors

Masakazu Morito, Tamio Yoshimatsu, and Naomichi Asano

(b) Statutory Auditors

Hiroshi Kanda and Yukiko Kyokane

Article 10 (Term of Office of Statutory Auditors Prior to Shares Exchange)

The term of office of statutory auditors of CCWJ appointed prior to the date of the Shares Exchange shall be the term that would be served were there no Shares Exchange.

Article 11 (Changes to Shares Exchange Terms and Conditions, and Cancellation of Shares Exchange Agreement)

If one of the events specified below occurs during the period from the execution date until the day prior to the Shares Exchange date, the terms and conditions of the Shares Exchange may be changed or this Agreement may be cancelled based upon consultations between CCWJ and Kinki CCBC.

1) Where due to an act of force majeure or other circumstances, there is a major change in the assets or business circumstances of either CCWJ or Kinki CCBC
2) Where circumstances arise that would be a major hindrance to the Shares Exchange
3) Where circumstances arise that would be a major hindrance to the CCWJ Demerger
4) Where any other circumstances arise that would make it difficult to achieve the purposes of the Shares Exchange

Article 12 (Effect of Shares Exchange Agreement)

This Agreement shall be rendered null and void where the resolutions for approval at the General Meeting of Shareholders of CCWJ referred to in Article 6.1 or the General Meeting of Shareholders of Kinki CCBC referred to in Article 6.2 cannot be made or where the approval of concerned government bodies required under any applicable laws or ordinances cannot be obtained.

Article 13 (Items Not Set Forth in This Agreement)

Where not set forth in this Agreement, the items required for the Shares Exchange shall, in accordance with the intent of this Agreement, be determined based upon consultations between CCWJ and Kinki CCBC.

IN WITNESS WHEREOF

CCWJ and Kinki CCBC have caused two (2) copies of this Agreement to be prepared, signed, and sealed, a copy being retained by each party.

February 22, 2006

CCWJ: (signature) (seal)
Norio Sueyoshi
Representative Director, President and CEO
Coca-Cola West Japan Company, Limited

7-9-66 Hakozaki, Higashi-ku, Fukuoka City

Kinki CCBC: (signature) (seal)

Masakazu Morito

Representative Director and President

Kinki Coca-Cola Bottling Company, Limited

7-9-31 Senrioka, Settsu City, Osaka

Attachment 1

Demerger Plan

Coca-Cola West Japan Company, Limited (hereinafter referred to as the "Demerged Company"; effective July 1, 2006, its trade name will be changed to Coca-Cola West Holdings Company, Limited) has prepared this demerger plan (hereinafter referred to as the "Plan") to have Coca-Cola West Japan Company, Limited, a new company it will establish (hereinafter referred to as the "New Company"), succeed to the beverage and food sales operations (hereinafter referred to as the "Operations") of the Demerged Company (hereinafter referred to as the "Demerger"), as follows:

Article 1 (Objectives)

The Demerged Company shall divide itself and establish a new company to effectuate an exchange of shares (hereinafter referred to as "Shares Exchange") between the Demerged Company and Kinki Coca-Cola Bottling Company, Limited, based on the Shares Exchange Agreement of February 22, 2006, between the two companies. The Shares Exchange is scheduled for July 1, 2006, at which time the New Company will succeed to the Operations in conjunction with the change by the Demerged Company of its trade name to Coca-Cola West Holdings Company, Limited on the same date.

Article 2 (Articles of Incorporation)

The Articles of Incorporation of the New Company shall be as described in Attachment (1) "Articles of Incorporation of Coca-Cola West Japan Company, Limited."

Article 3 (Issuance and Allocation by New Company of New Shares at time of Demerger)

The New Company shall issue one (1) common stock at the time of the Demerger and allocate the entire share to the Demerged Company.

Article 4 (Common Stock and Capital Reserve)

The common stock and capital reserve of the New Company shall be as follows:

(1) Common stock: One hundred million (1,000,000,000) yen

(2) Capital reserve: Excess as stipulated in Article 288.2 Paragraph 1 Item 3.2, of the Commercial Code

Article 5 (Rights and Obligations Succeeded to New Company)

1. The assets, liabilities, and other rights and obligations the New Company takes over from the Demerged Company shall be as listed in Attachment (2) "Details of Rights and Obligations Succeeded to the New Company."
2. Notwithstanding the preceding paragraph, the New Company shall not succeed to those assets, liabilities, and other rights and obligations which it is not allowed to succeed to for such reasons as laws and ordinances, as well as obligations related to subscription rights.
3. The assets and liabilities the New Company takes over from the Demerged Company shall be based on the balance sheet of December 31, 2005, for the Demerged Company and other calculations made

on the same day according to changes made in the balance sheet during the period to the day of the demerger to be added or subtracted.

4. Among the rights and obligations the New Company takes over from the Demerged Company, the Demerged Company shall from the date of demerger accept the liabilities as a joint debtor in accordance with its acceptance of coexistent debt. In the context of its relationship with the Demerged Company, however, the New Company shall take final responsibility for such liabilities.

Article 6 (Date of Demerger)

The Demerger shall take place on July 1, 2006. If a change in the date of the demerger is necessary for procedural or other reasons, however, it can be changed by a resolution of the Board of Directors of the Demerged Company.

Article 7 (Year-end and Interim Dividends)

1. The Demerged Company can pay a year-end dividend of twenty (20) yen per share or total dividends of up to 1,557,456,300 yen to shareholders (including beneficial shareholders; hereinafter the same) or registered pledgees included or recorded in the list of shareholders (including the list of beneficial shareholders; hereinafter the same) available at the closing of business on December 31, 2005.
2. The Demerged Company can pay an interim dividend of twenty (20) yen per share or total dividends of up to 1,657,973,080 yen to shareholders or registered pledgees included or recorded in the list of shareholders available at the closing of business on June 30, 2006.

Article 8 (Directors and Statutory Auditors of New Company)

The directors and statutory auditors of the New Company shall be as listed below.

(1) Directors: Masamitsu Sakurai, Norio Sueyoshi, Tadatsugu Harada, and Kouichi Morii

(2) Statutory auditor: Ryuji Nakagawa

Article 9 (Changes to Plan, Etc.)

1. If one of the events specified below occurs during the period from the drawing up of the Plan to the day of the Demerger, the content of the Plan can be changed, and the Demerger can be cancelled by a resolution of the Demerged Company's Board of Directors.
   (1) Where due to an act of force majeure or other circumstances, there is a major change in the financial condition or business circumstances of the Demerged Company.
   (2) Where circumstances arise that would be a major hindrance to the Demerger.
   (3) Where circumstances arise that would be a major hindrance to the Shares Exchange.
   (4) Where any other circumstances arise that would make it difficult to achieve the purposes of the Demerger.
2. If required by the Company Law (Law No. 86 of 2005), the content of the Plan, including the Articles of Incorporation of Coca-Cola West Japan Company, Limited, as described in Attachment (1), shall be revised by a resolution of Board of Directors of the Demerged Company, and the Articles of Incorporation of the New Company shall be revised by a resolution of the New Company's General Meeting of Shareholders immediately after the New Company is established.

Article 10 (General Meeting of Shareholders to Approve the Demerger)

1. The Demerged Company shall convene an Ordinary General Meeting of Shareholders on March 24, 2006, to seek approval for the Plan and resolutions concerning matters necessary for the Demerger.
2. The Plan shall become null and void if not approved by the General Meeting of Shareholders of the Demerged Company specified in the preceding paragraph.

Article 11 (Obligation to Avoid Competitive Business)

Even after the Demerger takes effect, the Demerged Company may be engaged in operations that compete with the Operations.

Article 12 (Matters not Stipulated)

In addition to matters stipulated in the Plan, other matters necessary for the Demerger shall be determined by the Demerged Company in accordance with the purpose of the Plan.

February 22, 2006

Norio Sueyoshi
Representative Director, President and CEO
Coca-Cola West Japan Company, Limited
7-9-66 Hakozaki, Higashi-ku, Fukuoka City

Attachment (1)

Articles of Incorporation of Coca-Cola West Japan Company, Limited

Chapter 1 General

Article 1 (Trade Name)

The trade name of the Company shall be Coca-Cola West Japan Company, Limited.

Article 2 (Objectives)

The objectives of the Company are to engage in the following businesses:

(1) Sale of soft drinks, lactic drinks, alcoholic drinks, and foodstuffs.

(2) Sale of pre-paid magnetic cards.

(3) Sale of cigarettes.

(4) Businesses incidental to or related to those listed in the preceding items.

(5) Investment in and management of the businesses listed in the preceding items and other businesses.

Article 3 (Location of Head Office)

The Company shall locate its head office in Fukuoka City.

Article 4 (Public Announcement Method)

The Company shall publish its announcements in official gazettes.

Chapter 2 Stock

Article 5 (Number of Shares Issued by Company)

The number of shares issued by the Company shall be five (5).

Article 6 (Restrictions on Stock Transfer)

Any transfer of shares in the Company shall require the approval of its Board of Directors.

Article 7 (Stock Handling Rules)

The types of stock certificates issued by the Company, stock transfer, and other matters related to the handling of stock, as well as commissions shall be as stipulated in the Stock Handling Rules established by the Board of Directors.

Article 8 (Base Date)

The Company regards shareholders included or recorded in the list of shareholders available at the closing of a given settlement term as those who can exercise their rights at the Ordinary General Meeting of Shareholders for the settlement term.

2. In addition to the provision of the preceding paragraph, when necessary the Company can regard shareholders or registered pledgees included or recorded in the list of shareholders available at the closing of

a given day as those who can exercise their rights by making a public announcement to that effect through a resolution of its Board of Directors.

Chapter 3 General Meeting of Shareholders

Article 9 (Convocation)

The Ordinary General Meeting of Shareholders shall be convened within three (3) months of the day following the closing of each settlement term, and Extraordinary General Meetings of Shareholders can be called when necessary.

Article 10 (Convener and the Chairperson)

Unless otherwise stipulated by laws and ordinances, General Meetings of Shareholders shall be convened by a Representative director according to an order of priority predetermined by the Board of Directors.

2. If a representative director is unable to perform his/her duties, another director shall take his/her place according to the procedure predetermined by the Board of Directors.

Article 11 (Resolution Method)

Unless otherwise stipulated by laws and ordinances or the Articles of Incorporation, resolutions of the General Meeting of Shareholders shall be adopted by a majority of voting shareholders present.

2. Resolutions of the General Meeting of Shareholders as stipulated in the provision of Article 343 of the Commercial Code shall be adopted by a majority of two-thirds (2/3) or more of shareholders present who represent one-third (1/3) or more of total voting rights of shareholders.

Article 12 (Proxy Exercise of Voting Rights)

A shareholder can exercise his or her voting rights by appointing one of the Company's other shareholders with voting rights as his or her representative. The shareholder or his or her representative, however, must submit a document that proves the latter's right to represent the shareholder.

Article 13 (Minutes)

Minutes of the proceedings of the General Meeting of Shareholders shall be taken and sealed/signed or electronically signed by the chairperson of the meeting and all directors present.

Chapter 4 Directors and Board of Directors

Article 14 (Number of Directors)

The Company shall have three (3) or more directors.

Article 15 (Election)

Directors shall be elected by the General Meeting of Shareholders.

2. Resolutions of election of directors shall be adopted by a majority of shareholders present who represent one-third (1/3) or more of total voting rights of shareholders.

3. Cumulative voting shall not be used for resolutions of election of directors.

Article 16 (Term of Office)

The term of office for directors shall last until the closing of the Ordinary General Meeting of Shareholders for the last settlement term that comes within two (2) years of their inauguration.

2. The term of office for directors who fill vacancies or newly added directors shall last until the term for the incumbents expires.

Article 17 (Representative Directors)

Directors who represent the Company shall be elected by a resolution of the Board of Directors.

Article 18 (Convocation of Meetings of Board of Directors)

Notice for convening a meeting of the Board of Directors shall be given to all directors and statutory auditors three (3) days prior to the day of the meeting. In case of emergency, however, the period of notice can be shortened.

Article 19 (Rules for Board of Directors)

Unless otherwise stipulated by laws and ordinances or the Articles of Incorporation, matters related to the Board of Directors shall be as provided for in the Rules for the Board of Directors established by the Board of Directors.

Article 20 (Remuneration)

Remuneration for directors shall be determined by a resolution of the General Meeting of Shareholders.

Article 21 (Advisors)

The Company may appoint a number of advisers through a resolution of its Board of Directors.

Chapter 5 Statutory Auditors

Article 22 (Number of Statutory Auditors)

The Company shall have one (1) or more statutory auditors.

Article 23 (Election)

Statutory auditors shall be elected by the General Meeting of Shareholders.

2. Resolutions of election of statutory auditors shall be adopted by a majority of shareholders present who represent one-third (1/3) or more of total voting rights of shareholders.

Article 24 (Term of Office)

The term of office for statutory auditors shall last until the closing of the Ordinary General Meeting of Shareholders for the last settlement term that comes within four (4) years of their inauguration.

2. The term of office for statutory auditors who fill vacancies shall last until that for the outgoing ones expires.

Article 25 (Remuneration)

Remuneration for statutory auditors shall be determined by a resolution of the General Meeting of Shareholders.

Chapter 6 Calculations

Article 26 (Business Year)

The business year for the Company shall be from January 1 to December 31 of each year, and the books shall be closed on the last day of the year.

Article 27 (Dividends)

Dividends shall be paid to shareholders or registered pledgees included or recorded in the list of shareholders available at the closing of each settlement term.

Article 28 (Interim Dividends)

Through a resolution of its Board of Directors, the Company may distribute money (hereinafter referred to as "Interim Dividends") to shareholders or registered pledgees included or recorded in the list of shareholders available at the closing of business on June 30 of each year in accordance with the provision of Article 293.5 of the Commercial Code.

Article 29 (Term of Exclusion for Dividends)

If year-end or interim dividends are not received for three (3) full years or longer after the day of their payment, the Company shall be exempted from such payment.

2. Unpaid dividends as referred to in the preceding paragraph shall not bear interest.

Supplementary Provision 1

The trade name of this company was originally acquired through an agreement dated July 1, 1999, with The Coca-Cola Company, a corporation with headquarters located at 1 Coca-Cola Plaza, Atlanta, Georgia, in the United States, and succeeded to the company. The company can use The Coca-Cola Company's "Coca-Cola" trademark or the word "Coca-Cola" as part of its corporate name as long as the agreement continues to be in effect, on the condition that if The Coca-Cola Company disallows further use of the trademark the company will immediately cease using it.

Supplementary Provision 2

(Shares Issued at Time of Establishment)

1. The total number of shares issued by the Company when it is established shall be one (1), and all shares thus issued shall be common stock.

(First Business Year)

2. Notwithstanding the provision of Article 26, the first business year for the Company shall be from the date of its establishment to December 31, 2006.

(First Term of Office for Statutory Auditors)

3. Notwithstanding the provisions of Articles 16 and 24, the first term of office for the Company's statutory auditors shall last until the closing of the first Ordinary General Meeting of Shareholders.

(Deletion of Supplementary Provision)

4. Supplementary Provision 2 shall be deleted at the closing of the first Ordinary General Meeting of Shareholders.

Attachment (2)

Details of Rights and Obligations Succeeded to New Company

1. Assets and Liabilities

The New Company shall succeed to all assets and liabilities belonging to the Operations from the Demerged Company. Details of the assets and liabilities are as follows:

(1) Assets

a. Current assets

All current assets belonging to the Operations, including cash and deposits (amounts equivalent to working capital required for the Operations), notes receivable, accounts receivable - trade, securities, inventories, prepaid expenses, accounts receivable – other, and deferred tax assets

b. Fixed assets

(a) Tangible fixed assets

All tangible fixed assets belonging to the Operations, including buildings, structures, machinery and equipment, vehicles and delivery equipment, tools, furniture and fixtures, vending machines, land, and construction in progress

(b) Intangible fixed assets

All intangible fixed assets belonging to the Operations, including leaseholds and software

(c) Investments, etc.

All investments and other assets belonging to the Operations, including investment securities, long-term prepaid expenses and prepaid pension cost (excluding stock described in Attachment (3) "Stock Not Succeeded to the New Company" even if it belongs to the Operations)

(2) Liabilities

a. Current liabilities

All current liabilities belonging to the Operations, including accounts payable, accounts payable - other, accrued expenses, and deposits received

b. Fixed liabilities

All fixed liabilities belonging to the Operations, including deferred tax liabilities and allowance for employees' severance and retirement benefits

2. Contracts (Excluding Employment Contracts, Labor Agreements, etc.)

The New Company shall succeed to all contracts and agreements signed between the Demerged Company and The Coca-Cola Company, that belong to the Operations, as well as all rights and obligations based thereon, from the Demerged Company. The contracts and agreements include the Trade Name Authorization Agreement, sales contract, temporary staffing agreement, outsourcing contract, real estate lease contract, and general lease agreement.

The New Company, however, shall not succeed to the manufacturing/purchasing agreement and the Distribution Authorization Agreement into which the Demerged Company entered with The Coca-Cola Company and Coca-Cola (Japan) Company, Limited. With the consent of The Coca-Cola Company and

Coca-Cola (Japan) Company, Limited, however, the Demerged Company shall arrange for the New Company to have the rights to sell products covered by the agreements.

3. Employment Contracts, Labor Agreements, Etc.

The New Company shall succeed to all the employment contracts with employees enrolled with the Demerged Company on the day of the demerger and then employ them as its personnel.

The New Company shall also succeed to all the labor agreements and other labor-related agreements signed between the Demerged Company and the Coca-Cola West Japan Sanyo Labor Union.

The New Company shall succeed to all of the agreement concluded between the Demerged Company and the Coca-Cola West Japan Employee Society.

Attachment (3)

Stock Not Succeeded to New Company

None of the shares issued by the companies listed below shall be succeeded to the New Company.

1. Coca-Cola West Japan Products Co., Ltd.[Company, Limited]
2. Coca-Cola West Japan Vending Co., Ltd.
3. Coca-Cola West Japan Logistics Co., Ltd.
4. Coca-Cola West Japan Customer Service Co., Ltd.
5. Nishinihon Beverage Co., Ltd.
6. Nichibei Co., Ltd.
7. Takamasamune Co., Ltd.
8. West Japan Service Co., Ltd.
9. Mikasa Coca-Cola Bottling Co., Ltd.
10. Daisen Beverage Co., Ltd.
11. Coca-Cola National Beverages Co., Ltd.
12. Coca-Cola Beverage Service Co., Ltd.
13. Coca-Cola National Sales Co., Ltd.
14. FV Corporation
15. Kinki Coca-Cola Bottling Co., Ltd.

Attachment 2

Amendments to Articles of Incorporation

(Amended portions are underlined.)

Present Articles of Incorporation	Proposed Amendment
(Trade Name) Article 1. The English name of the company shall be Coca-Cola West Japan Company, Limited.	(Trade Name) Article 1. The English name of the company shall be Coca-Cola West Holdings Company, Limited.
(Business Purposes) Article 2. The business purposes of this company shall be as follows: (Newly established) (1) - (17) (Omitted) (18) (Newly established) (19) Business related or incidental to all the previous items. (20) Investment and management related to all business undertakings, including the business listed in the previous items.	(Business Purposes) Article 2. The business purposes of this company are to control and manage the business activities of the company conducting the business outlined as follows by holding said company's shares, and conducting the following business: (1) - (18) (Unchanged) (19) Development of computer software and selling or leasing related equipment. (20) Repair and maintenance of automobiles. (21) Travel business (22) Construction business (23) Business related or incidental to all the previous items. (24) Investment and management related to all business undertakings, including the business listed in the previous items.
(Miscellaneous) The trade name of this company was acquired through an agreement approving use of it dated July 1, 1999, with The Coca-Cola Company, a corporation with headquarters located at 1 Coca-Cola Plaza, Atlanta, Georgia, in the United States. The company can use The Coca-Cola Company's "Coca-Cola" trademark or the word "Coca-Cola" as part of its corporate name as long as the agreement continues to be in effect, on the condition that if The Coca-Cola Company disallows further use of the trademark the company will immediately cease using it.	(Miscellaneous) The trade name of this company was acquired through an agreement approving use of it dated July 1, 2006, with The Coca-Cola Company, a corporation with headquarters located at 1 Coca-Cola Plaza, Atlanta, Georgia, in the United States. The company can use The Coca-Cola Company's "Coca-Cola" trademark or the word "Coca-Cola" as part of its corporate name as long as the agreement continues to be in effect, on the condition that if The Coca-Cola Company disallows further use of the trademark the company will immediately cease using it.

3. Explanation of Shares Exchange Ratio as Stipulated by Article 354.1.2 of Commercial Code of Japan

Determination of Shares Exchange Ratio

The shares exchange ratio for the shares exchange between Kinki Coca-Cola Bottling Company, Limited (hereinafter referred to as "Kinki CCBC"), and Coca-Cola West Japan Company, Limited (hereinafter referred to as "CCWJ"), that shall take place on July 1, 2006, was determined as set forth below.

(1) Prior to Kinki CCBC and CCWJ entering into negotiations regarding the shares exchange ratio, Kinki CCBC requested that a third party, Nikko Citigroup Limited, provide a proposal for the shares exchange to be utilized as a reference in the negotiations and discussions with CCWJ.

(2) Based on this request, Nikko Citigroup Limited conducted valuations that incorporated the stock price, the relative valuation, and the discounted cash flow (DCF). Based upon an overall consideration of the results of these valuations, Nikko Citigroup Limited calculated the range of shares exchange ratio and proposed it to Kinki CCBC.

(3) Upon receipt of the proposed shares exchange ratio from Nikko Citigroup Limited, Kinki CCBC and CCWJ entered into a series of negotiations and discussions to determine their agreed upon shares exchange ratio.

(4) As a result of these negotiations and discussions, at the Board of Directors meetings of Kinki CCBC and CCWJ held on February 22, 2006, resolutions to enter into a shares exchange agreement, the main items of which are conducting a shares exchange at the ratio of one (1) share of CCWJ to 0.451 shares of Kinki CCBC (one [1] share of Kinki CCBC to 0.451 shares of CCWJ), were approved and this Agreement was entered into on this date. The agreed shares exchange ratio was in accordance with the shares exchange ratio proposed by Nikko Citigroup Limited.

4. Balance Sheets and Income Statements for Companies the Subject of a Shares Exchange as Stipulated by Article 354.1.3 and Article 354.1.5 of Commercial Code of Japan

(1) Balance sheet and income statement of Kinki CCBC

The balance sheet and income statement of Kinki CCBC shall be as set forth in pages 20 to 24 of these reference materials.

(2) Balance sheet and income statement of CCWJ.

The balance sheet and income statement of CCWJ shall be as set forth in pages 25 to 30 of these reference materials.

(1) Balance Sheet and Income Statement for Kinki Coca-Cola Bottling Co., Ltd.

Balance Sheet

(As of December 31, 2005)

Item	Amount (million yen)	Amount (million yen)
(Assets)		
I Current assets		
1 Cash and deposits		6,068
2 Notes receivable		0
3 Accounts receivable - trade		9,100
4 Merchandise		3,566
5 Supplies		1,098
6 Prepaid expenses		1,411
7 Short-term loans to affiliates		613
8 Accounts receivable - other		2,656
9 Deferred tax assets		1,906
10 Other		377
Allowance for doubtful accounts		(27)
Total Current assets		26,771
II Fixed assets		
1 Tangible fixed assets		
(1) Buildings	25,810	
Accumulated depreciation	13,075	12,735
(2) Structures	4,128	
Accumulated depreciation	2,833	1,295
(3) Machinery and equipment	28,045	
Accumulated depreciation	21,201	6,844
(4) Tools, furniture and fixtures	5,055	
Accumulated depreciation	4,065	989
(5) Vending machines	59,642	
Accumulated depreciation	45,359	14,283
(6) Land		17,088
(7) Construction in progress		85
Total tangible fixed assets		53,321
2 Intangible fixed assets		
(1) Software		3,079
(2) Telephone subscription rights		116
(3) Facility use rights		47
(4) Software in progress		190
Total intangible fixed assets		3,433
3 Investments and other assets		
(1) Investment securities		3,607
(2) Investment in affiliates		5,783
(3) Long-term loans		103
(4) Long-term loans to employees		54
(5) Long-term loans to affiliates		2,503
(6) Past due loans and receivables		115
(7) Long-term prepaid expenses		1,271
(8) Guarantee money deposited		1,206
(9) Deferred tax assets		3,277
(10) Other		752
Allowance for doubtful accounts		(554)
Total investments and other assets		18,120
Total fixed assets		74,875
Total assets		101,647

Item	Amount (million yen)	Amount (million yen)
(Liabilities)		
I Current Liabilities		
1 Accounts payable - trade		3,143
2 Long-term loans due within one year		3,344
3 Accounts payable - other		3,978
4 Income taxes payable		124
5 Consumption taxes payable		171
6 Accrued expense		4,482
7 Advances received		21
8 Deposits received		2,685
9 Other		846
Total current liabilities		18,797
II Long-term Liabilities		
1 Long-term debts		4,000
2 Long-term accounts payable - other		3,330
3 Allowance for employees' severance and retirement benefits		1,079
4 Allowance for directors' retirement benefits		157
5 Other		322
		8,889
Total liabilities		27,686
(Shareholders' Equity Section)		
I Common stock		10,948
II Capital surplus		
1 Additional paid-in capital		10,040
Total capital surplus		10,040
III Retained earnings		
1 Legal reserve		1,618
2 Voluntary reserve		
(1) Reserve for dividends	700	
(2) Reserve for deferred portion of fixed assets	514	
(3) General reserves	46,100	47,314
3 Unappropriated retained earnings		3,294
Total retained earnings		52,228
IV Net unrealized holding gain on securities		796
V Treasury stock		(52)
Total shareholders' equity		73,960
Total Liabilities and shareholders' equity		101,647

Income Statement

(From January 1 to December 31, 2005)

Item	Amount	
I Net sales	(million yen)	(million yen)
1 Sales of merchandise	147,172	
2 Sales of products	2,161	
3 Other	9,004	158,338
II Cost of goods sold		
1 Cost of merchandise sold		
(1) Beginning inventory of merchandise	3,226	
(2) Purchase of merchandise for term	94,855	
Total	98,081	
(3) Transfer from other accounts	11,290	
(4) Ending inventory of merchandise	3,566	83,224
2 Cost of products sold		
(1) Beginning inventory of products	3,369	
(2) Cost of products manufactured for term	—	
Total	3,369	
(3) Transfer from other accounts	1,905	
(4) Ending inventory of products	—	1,464
3 Other		7,974
Total		92,662
Gross profit		65,676
III Selling, general and administrative expenses		62,001
Operating profit		3,674
IV Non-operating profit		
1 Interest received	48	
2 Dividends received	1,001	
3 Real estate leasing charges	195	
4 Miscellaneous income	59	1,304
V Non-operating expenses		
1 Interest paid	118	
2 Real estate leasing costs	135	
3 Loss on disposal of supplies etc.	166	
4 Miscellaneous expenses	28	449
Ordinary income		4,530
VI Extraordinary profit		
1 Profit from sale of investment securities	11	
2 Profit from sale of investment in affiliates	923	
3 Reversal of allowance for doubtful accounts	16	951
VII Extraordinary losses		
1 Loss on sales of fixed assets and fixed assets removal expenses	542	
2 Compensation for loss on disposal of fixed assets	257	
3 Cost of preparing vending machines to accept new paper currency	351	
4 Provision for allowance for doubtful accounts	141	
5 Loss on revaluation of golf club memberships	28	1,320
Net income before tax		4,160
Income, resident and enterprise taxes	25	
Adjustment for income and other taxes	1,361	1,386
Net income		2,774
Retained earnings brought forward from the prior fiscal year		1,270
Dividends (interim)		750
Unappropriated retained earnings		3,294

Significant Accounting Policies

1. Standards and methods for valuation of securities are as follows:

   (1) Bonds to be held to maturity: Stated at amortized cost

   (2) Shares in subsidiaries and affiliates: Stated at cost based on the moving average method

   (3) Other securities:

   With fair market value: Stated at fair market value based on the quoted market price as of the fiscal year end (The related valuation differences are directly charged or credited to the shareholders' equity and cost of securities are computed by the moving average method)

   Without fair market value: Stated at cost based on the moving average method

2. Standards and methods for valuation of derivatives and other instruments are as follows:

   Derivatives: Stated at fair market value

3. Standards and methods for valuation of inventories are as follows:

   (1) Merchandise and products: Stated at cost based on the periodic average method

   (2) Supplies: Stated at cost based on the monthly moving average method (some of the supplies are valued using the last purchase price method)

4. Depreciation or amortization methods for fixed assets are as follows:

   (1) Tangible fixed assets

   Tangible fixed assets are depreciated using the declining-balance method. However, buildings (excluding fixtures and attached facilities) are depreciated using the straight-line method. Particular logistic facilities are depreciated using the straight-line method based on the estimated useful life.

   (2) Intangible fixed assets

   Intangible fixed assets are amortized using the straight-line method. Software used by the company is amortized using the straight-line method based on the estimated useful life of 5 years within the company.

   (3) Long-term prepaid expenses

   Long-term prepaid expenses are amortized over the relevant period.

5. Allowances are reported using the following methods:

   (1) Allowance for doubtful accounts: In order to prepare for losses from accounts receivable and other credits that become uncollectible, an allowance is provided at an amount based on the historical bad debt ratio for general receivables and an estimate of uncollectible debts upon review of the collectibility of individual receivables for receivables at risk of default.

(2) Allowance for employees' severance and retirement benefits:	In order to prepare for payment of employees' severance and retirement benefits, a reserve is provided at amount required to cover payments at the fiscal year end, based on estimates of retirement benefit obligation at the fiscal year end. Actuarial differences are reported as expenses using the straight-line method over a fixed number of years (15 years) within the average remaining employee service period, beginning from the next fiscal year.
(3) Allowance for directors' retirement benefits:	In order to prepare for payment of directors' retirement benefits as stipulated in Article 43 of the Enforcement Regulations of the Commercial Code, a reserve is provided at the amount expected to be paid at the end of the current term in accordance with the internal regulations of the company.

6. Finance leases other than those recognized as transferring ownership of leased properties to lessee are accounted for based on the accounting method used in ordinary lease transactions.

7. Accounting methods for hedge activities are as follows:
Exceptional accounting treatment is applied for interest rate swaps because they meet the requirements for such treatment.

8. Consumption tax is excluded

Notes to the Balance Sheet

1. For the stated amounts, any fractional sum of less than one million yen is disregarded.

2. Monetary claims and pecuniary debts to affiliates

	(million yen)
Short-term monetary claims	2,237
Long-term monetary claims	2,572
Short-term monetary liabilities	5,205
Long-term monetary liabilities	246

3. In addition to fixed assets reported in the balance sheet, significant fixed assets being used in accordance with lease contracts include passenger cars, computers and their peripheral equipment.

4. Guarantee obligation 20

5. Fair values have been given to assets as stipulated in Article 124 Item 3 of the Enforcement Regulations of the Commercial Code, and as a result, the net amount of assets in the balance sheet has been increased by 796 million yen.

6. Total outstanding shares of common stock: 62,591,000
   Treasury stock owned by the company: 60,000

Notes to the Income Statement

1. For the stated amounts, any fractional sum of less than one million yen is disregarded.

2. Amounts of transactions with affiliates

Net sales	12,827 million yen
Purchase	10,814 million yen
Other operating transactions	15,687 million yen
Non-operating transactions	96 million yen

3. Net income per share 43.87 yen

(2) Balance Sheet and Income Statement for Coca-Cola West Japan Co., Ltd.

Balance Sheet
(As of December 31, 2005)

(million yen)

Item	Amount	Item	Amount
(Assets Section)		**(Liabilities Section)**	
Current assets	**42,338**	**Current liabilities**	**14,702**
Cash and deposits	9,130	Accounts payable - trade	136
Notes receivable	54	Accounts payable - other	8,464
Accounts receivable - trade	8,738	Income taxes payable	550
Securities	7,706	Consumption taxes payable	1,925
Merchandise	4,530	Accrued payable	94
Products	5	Deposits received	3,347
Raw materials	4	Notes payable for equipment	183
Supplies	93	**Long-term liabilities**	**7,640**
Advance payment	2,262	Deferred tax liabilities	6,982
Prepaid expenses	2,434	Employees' severance and retirement benefits	475
Deferred tax assets	415	Allowance for directors' retirement benefits	119
Short-term loans to affiliates	2,750	Long-term deposits received	62
Accounts receivable - other	4,179		
Other	68	**Total liabilities**	**22,342**
Allowance for doubtful accounts	- 37		
Fixed assets	**150,702**		
Tangible fixed assets	**66,658**	**(Shareholders' Equity Section)**	
Buildings	15,039	Common stock	15,231
Structures	1,405	Capital surplus	35,111
Machinery and equipment	11,379	Additional paid-in capital	35,111
Vehicles and delivery equipment	1,196	**Retained earnings**	**129,400**
Tools, furniture and fixtures	1,132	Legal reserve	3,316
Vending machines	11,880	Voluntary reserve	115,968
Land	24,202	Reserve for special depreciation	62
Construction in progress	423	Reserve for deferred portion of fixed assets	710
Intangible fixed assets	**2,180**	Reserve for contributions to local communities	487
Leaseholds	29	Reserve for local environmental measures	220
Software	2,149	General reserves	114,488
Other	0	Unappropriated retained earnings	10,115
Investments and other assets	**81,863**	Net unrealized holding gains on other securities	2,396
Investment securities	52,808	**Treasury stock**	**(11,442)**
Investment in affiliates	19,267		
Long-term loans to affiliates	1,595	**Total shareholders' equity**	**170,698**
Long-term prepaid expenses	785		
Prepaid pension cost	6,425		
Other	1,164		
Allowance for doubtful accounts	(184)		
Total assets	**193,041**	**Total of liabilities and shareholders' equity**	**193,041**

Note:

1. Short-term monetary claims to affiliates 786 million yen
2. Short-term monetary liabilities to affiliates 3,941 million yen
3. Accumulated depreciation of tangible fixed assets 110,256 million
4. Accounting treatment of notes receivables being at maturity at the fiscal year end

   Notes receivable being at maturity at the end of the fiscal year end are settled on the date of clearance.

   Since the last day of the fell on the financial institutions' holiday, the year-end's balance includes the following:

   Notes receivable 28 million yen
5. Net increase in assets as given fair value in accordance with the provision of Article 124 Item 3 of the Enforcement Regulations of the Commercial Code 2,396 million yen
6. For stated amounts, any fractional sum of less than one million yen is disregarded.

Income Statement

(From January 1 to December 31, 2005)

(million yen)

		Item	Amount	
Ordinary profit and losses	Profits from operations	Net Sales		
		Net sales		186,953
		Non-operating expenses		
		Cost of goods sold	104,242	
		Selling, general and administrative expenses	70,852	175,095
		Operating profit		11,857
	Profits from non-operations	Non-operating profit		
		Interest and dividends received	716	
		Other	591	1,307
		Non-operating expenses		
		Other	688	688
		Ordinary income		12,477
Extraordinary profit and losses		Extraordinary profit		
		[illegible] amortization of actuarial difference arising from the [illegible] of severance and retirement benefit trusts	1,689	
		Compensation for appropriation	121	
		Profit from sale of fixed assets	116	
		Subsidy received from the government	53	1,981
		Extraordinary losses		
		Cost of preparing vending machines to accept new paper currency	830	
		Compensation for loss on disposal of fixed assets	330	
		Net unrealized losses on investment securities	93	
		Loss on sale of fixed assets	68	
		Loss on disaster of earthquake	57	
		Loss on impairment	22	1,402
		Net income before tax		13,055
		Corporate, resident and business taxes		2,949
		Adjustment for corporate tax and other taxes		2,167
		Net income		7,938
		Retained earnings brought forward from the prior fiscal year		3,378
		Loss on disposal of treasury stock		27
		Reversal of reserve for contributions to local communities		211
		Reversal of reserve for local environmental measures		167
		Dividends (interim)		1,553
		Unappropriated retained earnings		10,115

(Note) 1. Transactions with affiliates

	Net sales	3,477 million yen
	Purchase	7,989 million yen
	Selling, general and administrative expenses	14,485 million yen
	Other	1,028 million yen

2. Net income per share 101.73 yen

3. For stated amounts, any fractional sum of less than one million yen is disregarded.

(Significant Accounting Policies)

1. Standards and methods for valuation of assets

(1) Securities

a. Bonds to be held to maturity: stated at amortized cost (straight-line method)

b. Investment in subsidiaries and affiliates: stated at the cost method based on the moving average method

c. Other securities:

With fair market value: Stated at fair market value based on the quoted market price as of the fiscal year end (The related valuation differences are directly charged or credited to the shareholders' equity and cost of securities are computed by the moving average method)

Without fair market value: Mainly stated at cost based on the moving average method

(2) Inventories

a. Products and work in process

Stated at cost based on the periodic average method

b. Merchandise and raw materials

Stated at lower of cost or market based on the periodic average method

c. Supplies

Stated at lower of cost or market based on the moving average method

2. Depreciation or amortization methods for fixed assets

(1) Tangible fixed assets

The declining-balance method is used. The useful lives for these assets are as follows:

Buildings	3 – 50 years
Machinery and equipment	3 – 17 years
Vending machines	5 – 6 years

(2) Intangible fixed assets

The straight-line method is used. Software used by the company is amortized using the straight-line method based on the estimated useful life of (5 years) within the company

3. Accounting of deferred assets

All costs for issuing new shares are reported as expenses when incurred

4. Standards for reporting allowances

(1) Allowance for doubtful accounts

In order to prepare for losses from accounts receivable and other credits that become uncollectible, an allowance is provided at an amount based on the historical bad debt ratio for general receivables and an estimate of uncollectible debts upon review of the collectibility of individual receivables for receivables at risk of default

(2) Allowance for employees' severance and retirement benefits

In order to prepare for payment of employees' severance and retirement benefits, a reserve is provided at amount required to cover payments at the fiscal year end, based on estimates of retirement benefit obligation at the fiscal year end.

Prior service costs are expensed under the straight-line method over the fixed amount of years (1 year) within the average remaining number of years of employment for personnel employed at the time each such obligation arose.

Actuarial differences are reported as expenses using the straight-line method over a fixed number of years (10 years) within the average remaining employee service period, beginning from the next fiscal year

(Changes in accounting methods)

For balance sheets and income statements for the fiscal years starting between October 1, 2004 and April 1, 2005, it became possible for companies to use the "Partially Revised Accounting Standards for Retirement

Benefits" (Corporate Accounting Standards Committee's Corporate Accounting Standard No. 3 as of March 16, 2005) and "Guidelines for Application of Partially Revised Accounting Standards for Retirement Benefits" (Corporate Accounting Standards Committee's Corporate Accounting Standards Application Guidelines No. 7 as of March 16, 2005). Consequently, the company uses these new accounting standards and application guidelines starting with the current term. With this change, operating profit, ordinary income, and net income before taxes each increased by 1.32 billion yen for the current term

(3) Allowance for directors' retirement benefits

In order to prepare for payment of directors' retirement benefits as stipulated in Article 43 of the Enforcement Regulations of the Commercial Code, a reserve is provided at the amount expected to be paid at the end of the current term in accordance with the internal regulations of the company

5. Lease transactions

Finance leases other than those recognized as transferring ownership of leased properties to lessee are accounted for based on the accounting method used in ordinary lease transaction

6. Accounting of consumption taxes

Consumption tax is excluded

(Notes to employees' severance and retirement benefit accounting)

1. Outline of the current employees' severance and retirement benefit system

The company has a corporate pension plan and a lump-sum retirement benefit system as defined pension plans. The corporate pension plan covers all of the six Coca-Cola West Japan group companies, including Coca-Cola West Japan Co., Ltd., and the amount of employees' severance and retirement benefits is calculated using a point system under which severance and retirement benefit points are granted according to job responsibilities.

In order to keep its pension finances healthy, the company set up severance and retirement benefit trusts with financial institutions. Due to increase in stock prices in recent years and other factors, however, the company's pension assets substantially exceeded its severance and retirement benefit obligations. In fiscal 2004, part of the trusts in which the assets exceeded the obligations was returned to the company. In fiscal 2005 as well, since the assets continued to exceed the obligations, all the remaining trusts were returned to the company. The fair value of pension assets returned in stock and cash during fiscal 2005 was 4.644 billion yen and 280 million yen, respectively.

2. Employees' severance and retirement benefit obligations and their breakdown

	(million yen)
Employees' severance and retirement benefit obligations	33,823
Pension assets	38,240
Prepaid pension cost	(6,425)
Allowance for employees' severance and retirement benefits	475
Unrecognized actuarial differences	1,533

3. Employees' severance and retirement benefit expenses and their breakdown

	(million yen)
Employees' severance and retirement benefit expenses	(1,837)
Service cost	677
Interest cost	829

Expected return on plan assets	(1,209)
Amortization of prior service costs	(1,316)
Amortization of actuarial differences	870
One-time amortization of actuarial differences arising from the return of severance and retirement	(1,689)

4. Bases for calculating employees' severance and retirement benefit obligations

Discount rates	2.5%
Rate of expected return on plan assets	3.5%
Periodic allocation method for projected benefits	A fixed amount allocated to each period
Years over which prior service costs are amortized	1 year (12 months)
Years over which actuarial differences are amortized	10 years from the following year

(Notes to deferred tax accounting)

1. Breakdown of deferred tax assets and deferred tax liabilities by main cause

	(million yen)
Deferred tax assets	
Depreciation expenses	849
Allowance for employees' severance and retirement benefits	192
Net unrealized losses on investment securities	287
Loss on revaluation of golf club memberships	161
Other	436
Total deferred tax assets	1,926
Deferred tax liabilities	
Reserve for special depreciation	(31)
Reserve for advanced depreciation	(454)
Net unrealized losses on securities	(1,643)
Prepaid pension cost	(2,595)
Gain on severance and retirement benefit trusts established	(3,767)
Total deferred tax liabilities	(8,493)
Net deferred tax liabilities	(6,567)

2. Reason for the difference between statutory effective tax rates and rates for corporate and other taxes applicable after deferred tax accounting is applied

There are no notes because there is no notable difference between statutory effective tax rates and rates for corporate and other taxes applicable after deferred tax accounting is applied.

Rule 802 Legend

"This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer of the securities is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under this business combination, such as in open market or privately negotiated purchases."